Filed pursuant to Rule 424(b)(3)
File No. 333-292965

KKR REAL ESTATE SELECT TRUST INC.
SUPPLEMENT NO. 2 DATED SEPTEMBER 1, 2026
TO THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION
EACH DATED APRIL 23, 2026

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus (“Prospectus”) and Statement of Additional Information (“SAI”) of KKR Real Estate Select Trust Inc. (the “Fund”) dated April 23, 2026. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus or SAI.

Shareholder Priority Plan

The Shareholder Priority Plan has been amended to provide that KKR Alternative Assets LLC (“KAA”), in its sole discretion, may determine to satisfy its obligation under the Shareholder Priority Plan in one or more installments prior to June 1, 2027. In connection therewith, on September 16, 2026, KAA intends to contribute one quarter of the Class I Shares committed under the Shareholder Priority Plan (the “Support Shares”), which would result in a net asset value per share of approximately $23.31 for each class based on the Fund’s net asset value as of August 31, 2026. The actual net asset value per share of the Fund will depend on the net asset value per share as of September 16, 2026 and may be higher or lower. Common Stock purchased on or after September 16, 2026 will not receive the full benefit of the Shareholder Priority Plan, as a portion of the applicable shares will have already been contributed to the Fund and reflected in its Common Stock price.

Notwithstanding such early partial contribution or any subsequent early contributions, KAA will remain obligated to contribute to the Fund no fewer Support Shares than it would have had the determination of its obligations under the Shareholder Priority Plan been made on June 1, 2027, without the effect of any early contributions. Any Support Shares contributed and cancelled pursuant to an early contribution shall be permanently cancelled and shall not be reinstated, regardless of the Fund’s net asset value per share on June 1, 2027.

Updates to the Prospectus

Title Page

The following disclosure supersedes and replaces the eighth paragraph of the title page of the Prospectus titled “Repurchases.”:

Repurchases. The Fund intends, but is not obligated, to conduct quarterly tender offers for up to 5.0% of the aggregate NAV of its outstanding Common Stock at the applicable NAV per share as of the applicable valuation date. Repurchases will be made at such times and on such terms as may be determined by the board of directors of the Fund, in its sole discretion. However, repurchases have in the past been and may in the future be oversubscribed, and no assurance can be given that repurchases will occur or that any Common Stock properly tendered will be repurchased by the Fund. There is a risk that investors will not be able to redeem the full amount that they submit to the Fund for redemption in connection with a given tender offer, particularly in periods where there is a high level of redemption requests or where holders of a large number of shares submit requests for redemption. In the event a tender offer is oversubscribed and in accordance with rules promulgated by the SEC, the Fund may accept for purchase additional outstanding shares of Common Stock representing up to 2.0% of the aggregate NAV of its outstanding Common Stock without amending or extending the tender offer. However, the decision whether to accept for purchase additional outstanding shares is solely in the discretion of the Fund and its Board, and there is no guarantee that the Fund and Board will determine to accept any additional shares for purchase. See “Risks—Repurchase Offers Risk.” With respect to Common Stock acquired on or after October 1, 2026, the Fund will impose a repurchase fee of 2.0% on Common Stock that are accepted for repurchase by the Fund at any time prior to the day immediately preceding the one-year anniversary of the shareholder’s purchase of the Common Stock (on a “first in-first out” basis) (the “Early Repurchase Deduction”). The one-year holding period will be satisfied if at least one year has elapsed from (a) the issuance date of the applicable Common Stock to (b) the applicable valuation date used in the repurchase of such Common Stock. The Early Repurchase Deduction may be waived in cases of repurchases pursuant to death, qualifying disability (as such term is defined in Section 72(m)(7) of the Code) or divorce; in the event that a shareholder’s Common Stock are repurchased because the shareholder has failed to maintain the $1,000 minimum account balance; due to trade or operational error; and repurchases of Common Stock submitted by discretionary model portfolio management programs (and similar arrangements) as approved by the Fund. Such repurchases must be properly submitted, including specifying the particular exemption (e.g., death, disability or divorce, as applicable). Notwithstanding the above, the Early Repurchase Deduction waiver may not be honored at the discretion of the Adviser if it is not operationally feasible. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate the Early Repurchase Deduction it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act, and the Fund’s waiver of, scheduled variation in, or elimination of, the Early Repurchase Deduction will apply uniformly to all shareholders regardless of class of Common Stock. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.

Prospectus Summary

The following disclosure supersedes and replaces the third paragraph in the section of the Prospectus titled “Prospectus Summary—Repurchases”:

With respect to Common Stock acquired on or after October 1, 2026, the Fund will impose a repurchase fee of 2.0%  on Common Stock that are accepted for repurchase by the Fund at any time prior to the day immediately preceding the one-year anniversary of the shareholder’s purchase of the Common Stock (on a “first in-first out” basis) (the “Early Repurchase Deduction”). The one-year holding period will be satisfied if at least one year has elapsed from (a) the issuance date of the applicable Common Stock to (b) the applicable valuation date used in the repurchase of such Common Stock. The Early Repurchase Deduction may be waived in cases of repurchases pursuant to death, qualifying disability (as such term is defined in Section 72(m)(7) of the Code) or divorce; in the event that a shareholder’s Common Stock are repurchased because the shareholder has failed to maintain the $1,000 minimum account balance; due to trade or operational error; and repurchases of Common Stock submitted by discretionary model portfolio management programs (and similar arrangements) as approved by the Fund. Such repurchases must be properly submitted, including specifying the particular exemption (e.g., death, disability or divorce, as applicable). Notwithstanding the above, the Early Repurchase Deduction waiver may not be honored at the discretion of the Adviser if it is not operationally feasible. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate the Early Repurchase Deduction it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act, and the Fund’s waiver of, scheduled variation in, or elimination of, the Early Repurchase Deduction will apply uniformly to all shareholders regardless of class of Common Stock. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.

Summary of Fund Expenses

The following disclosure supersedes and replaces the Fee Table in the section of the Prospectus titled “Summary of Fund Expenses”:

This table illustrates the fees and expenses of the Fund that you will incur if you buy and hold shares of the Common Stock, as a percentage of net assets attributable to each class of shares.

	Class I	Class D	Class S	Class U
Stockholder Transaction Expenses:
Maximum Sales Load (as a percentage of the offering price)[1]	None	None	3.00%	None
Maximum Dealer Manager Fees (as a percentage of the offering price)[1]	None	None	0.50%	None
Dividend Reinvestment and Cash Purchase Plan Fees	None	None	None	None
Maximum Early Repurchase Deduction	2.00%	2.00%	2.00%	2.00%
Annual Expenses (Percentage of Net Assets Attributable to Shares)
Management Fee[3]	1.25%	1.25%	1.25%	1.25%
Incentive Fee[4]	0.44%	0.44%	0.44%	0.44%
Servicing Fee[5]	None	0.25%	0.25%	0.25%

	Class I	Class D	Class S	Class U
Distribution Fee[6]	None	None	0.60%	0.60%
Interest Payments on Borrowed Funds[7]	0.46%	0.46%	0.46%	0.46%
Property Level Expenses[8]	—	—	—	—
Other Expenses[9]	0.53%	0.53%	0.53%	0.53%
Total Annual Fund Operating Expenses	2.68%	2.93%	3.53%	3.53%
Fees Waived and/or Expenses Reimbursed or Recouped[10]	0.02%	0.02%	0.02%	0.02%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement or Recoupment	2.70%	2.95%	3.55%	3.55%

1
KKR Capital Markets LLC (the “Distributor”) is the principal underwriter and distributor of the Common Stock and serves in that capacity on a best efforts basis, subject to various conditions. Shares may be offered through Selling Agents that have entered into selling agreements with the Distributor. Selling Agents typically receive the sales load with respect to Class S Shares purchased by their clients. The Distributor does not retain any portion of the sales load or dealer manager fees. Class S Shares are subject to a maximum sales load of up to 3.00% of the offering price. However, purchases of Class S Shares may be eligible for a sales load discount. Class S Shares are subject to a maximum dealer manager fee of 0.50% of the offering price. See “Purchase of Shares—Sales Loads and Dealer Manager Fees.” The Selling Agents may, in their sole discretion and subject to applicable law, reduce or waive the sales load on a non-scheduled basis in individual cases. Although Class D Shares, Class U Shares and Class I Shares are each not subject to a sales load or dealer manager fee, investors purchasing Shares through a Selling Agent could be required to pay transactional or other fees on purchases and sales of Class D Shares, Class U Shares or Class I Shares to their Selling Agents in such amounts as their Selling Agents may determine. Any such fees will be in addition to an investor’s investment in the Fund and not deducted therefrom. Investors should consult with their Selling Agents about the sale load and any additional fees or charges their Selling Agents might impose on each class of shares.

2
With respect to Common Stock acquired on or after October 1, 2026, the Fund will impose an Early Repurchase Deduction on Common Stock repurchased within one year. The one-year holding period will be satisfied if at least one year has elapsed from (a) the issuance date of the applicable Common Stock to (b) the applicable valuation date used in the repurchase of such Common Stock. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder; in the event that a shareholder’s Common Stock are repurchased because the shareholder has failed to maintain the $1,000 minimum account balance; due to trade or operational error; and repurchases of Common Stock submitted by discretionary model portfolio management programs (and similar arrangements) as approved by the Fund. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.

3
Pursuant to the Advisory Agreement, the Adviser receives a Management Fee payable monthly in arrears at the annual rate of 1.25% of the average daily value of the Fund’s net assets. See “Management of the Fund—Investment Advisory Agreements and Fees.”

4
Pursuant to the Advisory Agreement, the Adviser receives an incentive fee that is payable quarterly in arrears in an amount equal to 12.5% of the Fund’s Portfolio Operating Income for the immediately preceding quarter. The Adviser has agreed to waive the Incentive Fee for the period from May 20, 2026 through June 30, 2027. See “Management of the Fund—Investment Advisory Agreements and Fees.”

5
Class D Shares, Class S Shares and Class U Shares are subject to a Servicing Fee that is payable monthly and accrued daily at an annualized rate of 0.25% of the net assets of the Fund attributable to such classes. The Servicing Fee is for personal services provided to stockholders and/or the maintenance of stockholder accounts and, where applicable, to reimburse the Distributor for related expenses incurred. The Servicing Fee is governed by the Fund’s Shareholder Servicing Plan. All or a portion of the Servicing Fee may be used to pay for sub-transfer agency, sub-accounting and certain other administrative services. The Fund also pays for certain sub-transfer agency, sub-accounting and administrative services outside of the Servicing Fee.

6
The Fund pays the Distributor a Distribution Fee that is payable monthly and accrued daily at an annualized rate of 0.60% of the net assets of the Fund attributable to Class U Shares and Class S Shares. The Distribution Fee is for the sale and marketing of the Class U Shares and Class S Shares and to reimburse the Distributor for related expenses incurred. All or a portion of the Distribution Fee may be used to pay for sub-transfer agency, sub-accounting and certain other administrative services that are not required to be paid pursuant to a service fee under FINRA rules. The Distributor generally will pay all or a portion of the Distribution Fee to the

Selling Agents that sell Class U Shares and Class S Shares. Payment of the Distribution Fee is governed by the Fund’s Distribution and Service Plan.
7
The table assumes the average use of leverage by the Fund (including by the Fund’s consolidated subsidiaries) in an amount equal to 5% of the Fund’s total assets (less all liabilities and indebtedness not represented by Investment Company Act leverage) and assumes the annual interest rate on borrowings is 6.7%. The Fund’s actual interest costs associated with leverage may differ from the estimates above. In addition, the Fund also expects that its unconsolidated operating entities will use borrowings, the costs of which will be indirectly borne by stockholders. In December 2022, the Fund entered into a revolving credit facility (the “Credit Agreement”) with Barclays Bank PLC, Goldman Sachs Lending Partners LLC and Wells Fargo Bank N.A. in the amount of $250,000,000. The interest rate on Benchmark Advances under the Credit Agreement is the SOFR plus applicable margin of (a) 3.05% for borrowings in U.S. dollars or Sterling or (b) 3.00% for borrowings in currencies other than U.S. dollars and Sterling. The Fund pays a non-usage fee equal to 0.35% per annum on the daily unused portion of the committed line. In May 2025, the Fund extended the Credit Agreement for three years through May 12, 2028. The Credit Agreement also has a one year extension option through May 12, 2029. At December 31, 2025, the Fund had no borrowings outstanding under the Credit Agreement.

8
Represents estimated fees and expenses related to property management, disposition expenses, any other expenses related to investments in real property by the Fund’s consolidated subsidiaries. In addition, the Fund also expects that its unconsolidated operating entities will incur property management, disposition and other expenses related to investments in real property, the costs of which will be indirectly borne by stockholders. The Fund’s real estate operating subsidiaries have and expect in the future to hire third-party or affiliated property managers (who could also be joint venture partners for an investment) at prevailing market rates to perform management and specialized services for the Fund’s commercial real estate investments.

9
“Other Expenses” are estimated based on average Fund net assets of approximately $1,466,000,000 for the current fiscal year. “Other Expenses” include professional fees, offering expenses and other expenses, including, without limitation, filing fees, printing fees, administration fees, custody fees, director fees and insurance costs.

10
Pursuant to an Expense Limitation and Reimbursement Agreement, through April 30, 2027, the Adviser has agreed to waive its fees and/or reimburse expenses of the Fund so that certain of the Fund’s Specified Expenses will not exceed 0.50% of net assets (annualized). The Fund has agreed to repay these amounts, when and if requested by the Adviser, but only if and to the extent that Specified Expenses are less than 0.50% of net assets (annualized) (or, if a lower expense limit is then in effect, such lower limit) within 36 months after the Adviser waived or reimbursed such fees or expenses; provided, however, that the Adviser may recapture a Specified Expense in the same year it is incurred. This arrangement cannot be terminated prior to April 30, 2027 without the Board’s consent. “Specified Expenses” is defined to include all expenses incurred in the business of the Fund, including offering costs, with the exception of (i) the Management Fee, (ii) the Incentive Fee, (iii) the Servicing Fee, (iv) the Distribution Fee, (v) property level expenses, (vi) brokerage costs or other investment-related out-of-pocket expenses, including with respect to unconsummated investments, (vii) dividend/interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (viii) taxes, and (ix) extraordinary expenses (as determined in the sole discretion of the Adviser).

Repurchases

The following disclosure supersedes and replaces the second to last paragraph in the section of the Prospectus titled “Repurchases — Tender Offers”:

The Fund will assume all fees and expenses related to a repurchase of shares. A stockholder tendering for repurchase less than all of its Common Stock must maintain a minimum account balance after the repurchase is effected, less any Early Repurchase Deduction, the amount of which will be established by the Fund from time to time and is currently $1,000. If a stockholder tenders a number of Common Stock that would cause the aggregate NAV of the stockholder’s holdings to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the stockholder so that the required minimum balance is maintained. The Fund may also repurchase all of such a stockholder’s Common Stock in the Fund. The Fund or the Adviser may waive the minimum account balance from time to time.

The following disclosure is inserted below the section of the Prospectus titled “Repurchases — Tender Offers”:

Early Repurchase Deduction
With respect to Common Stock acquired on or after October 1, 2026, the Fund will impose an Early Repurchase Deduction on Common Stock that are accepted for repurchase by the Fund at any time prior to the day immediately preceding the one-year anniversary of the shareholder’s purchase of the Common Stock (on a “first in-first out” basis). The one-year holding period will be satisfied if at least one year has elapsed from (a) the issuance date of the applicable Common Stock to (b) the applicable valuation date used in the repurchase of such Common Stock. Shareholders who are exchanging a class of our Common Stock for an equivalent aggregate NAV of another class of our Common Stock will not be subject to, and will not be treated as repurchases for the calculation of, the 5% quarterly calculation on repurchases and will not be subject to the Early Repurchase Deduction. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.

We may, from time to time, waive the Early Repurchase Deduction in the following circumstances (subject to the conditions described below):

•	repurchases resulting from death, qualifying disability or divorce;
•	in the event that a shareholder’s Common Stock are repurchased because the shareholder has failed to maintain the $1,000 minimum account balance;
•	due to trade or operational error; or
•	repurchases of Common Stock submitted by discretionary model portfolio management programs (and similar arrangements) as approved by the Fund.

Such repurchases must be properly submitted, including specifying the particular exemption (e.g., death, disability or divorce, as applicable). Notwithstanding the above, the Early Repurchase Deduction waiver may not be honored at the discretion of the Adviser if it is not operationally feasible. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate the Early Repurchase Deduction it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act, and the Fund’s waiver of, scheduled variation in, or elimination of, the Early Repurchase Deduction will apply uniformly to all shareholders regardless of class of Common Stock.

As set forth above, we may waive the Early Repurchase Deduction in respect of repurchase of Common Stock resulting from the death, qualifying disability (as such term is defined in Section 72(m)(7) of the Code) or divorce of a shareholder who is a natural person, including Common Stock held by such shareholder through a trust or an IRA or other retirement or profit-sharing plan, after (i) in the case of death, receiving written notice from the estate of the shareholder, the recipient of the Common Stock through bequest or inheritance, or, in the case of a trust, the trustee of such trust, who shall have the sole ability to request repurchase on behalf of the trust, (ii) in the case of qualified disability, receiving written notice from such shareholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the shareholder became a shareholder or (iii) in the case of divorce, receiving written notice from the shareholder of the divorce and the shareholder’s instructions to effect a transfer of the Common Stock(through the repurchase of the Common Stock by us and the subsequent purchase by the shareholder) to a different account held by the shareholder (including trust or an individual retirement account or other retirement or profit-sharing plan). We must receive the written repurchase request within 12 months after the death of the shareholder, the initial determination of the shareholder’s disability or divorce in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death, disability or divorce of a shareholder. In the case of death, such a written request must be accompanied by a certified copy of the official death certificate of the shareholder. If spouses are joint registered holders of Common Stock, the request to have the Common Stock repurchased may be made if either of the registered holders dies or acquires a qualified disability. Such repurchases must be properly submitted, including specifying the particular exemption (i.e., death, disability or divorce, as applicable). Notwithstanding the above, the Early Repurchase Deduction waiver may not be honored at the discretion of the Adviser if it is not operationally feasible. If the shareholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right to waiver of the Early Repurchase Deduction upon death, disability or divorce does not apply.

Investors Should Retain This Supplement for Future Reference